SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of October, 2001


                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                    FORM 20 F X                 FORM 40 F

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)


                        YES                     NO X



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                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                         FOR THE MONTH OF OCTOBER, 2001


AGREEMENT TO ACQUIRE CLARIFY BUSINESS OF NORTEL NETWORKS

          On October 1, 2001, the registrant, Amdocs Limited ("Amdocs"), entered into an Acquisition Agreement (the "Agreement") with Nortel Networks Corporation ("Nortel Networks") to acquire substantially all of the assets of Nortel Networks' Clarify business ("Clarify"), a provider of Customer Relationship Management, or CRM, software to communications companies and other enterprise sectors, for approximately $200 million in cash.

          Closing under the Agreement is conditioned on, among other things, customary regulatory approvals and compliance with certain European regulations regarding the transfer of employees.

          The transaction contemplated by the Agreement is intended to be accounted for under the purchase accounting method under United States generally accepted accounting principles and is expected by Amdocs to be accretive to cash earnings per share in fiscal year 2002 and thereafter.

          Amdocs expects to incur a one-time acquisition-related charge in its first fiscal quarter ending December 31, 2001 to account for certain costs relating to the acquisition, primarily the write-off of purchased in-process research and development.

          Attached and incorporated herein by reference in their entirety as Exhibits are copies of the Agreement and a press release announcing the transaction.



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EXHIBITS

EXHIBIT
   NO.       DESCRIPTION

2.1 Acquisition Agreement dated as of October 1, 2001, between Amdocs Limited and Nortel Networks Corporation.

99.1         Amdocs Press Release dated October 2, 2001.










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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMDOCS LIMITED


Date: October 10, 2001                   /s/  THOMAS G. O'BRIEN
                                        ----------------------------------------
                                        Thomas G. O'Brien
                                        Treasurer and Secretary
                                        Authorized U.S. Representative








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                                  EXHIBIT INDEX


EXHIBIT
   NO.       DESCRIPTION

2.1 Acquisition Agreement dated as of October 1, 2001, between Amdocs Limited and Nortel Networks Corporation.

99.1         Amdocs Press Release dated October 2, 2001.